UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 291st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: March 17, 2016, at 10 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. Due to new challenges to be undertaken by on Telefonica Group, Mr. Alberto Manuel Horcajo Aguirre, will leave today the position of Chief Financial Officer, Investor Relations and Corporate Resources Officer, replaced, as approved by the Board of Directors on February 8, 2016, by Mr. David Melcon Sanchez-Friera, after obtaining the necessary authorization to do so, to be issued by the Ministry of Labor and Employment.

4.2. Because of the above resolution, the members of the Board unanimously approved that Mr. Amos Genish, Chief Executive Officer of the Company, will respond interim and cumulatively as the Chief Financial Officer, Investor Relations and Corporate Resources Officer of the Company until the effective investiture of Mr. David Melcon Sanchez-Friera.

Therefore, at the moment of the effective investiture of Mr. David Melcon Sanchez-Friera the Executive Board of the Company will be composed by Messrs. Amos Genish, Chief Executive Officer, David Melcon Sanchez-Friera, Chief Financial Officer, Investor Relations and Corporate Resources and Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer.

On this occasion, the Board thanked to Mr. Alberto Manuel Horcajo Aguirre, wishing continued success in his new challenges.

Minutes of the 291st MBD of 03.17.16 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 291st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, March 17, 2016. (aa) Antonio Carlos Valente da Silva – Chairman of the Board of Directors; Santiago Fernández Valbuena – Vice-President of the Board of Directors; Amos Genish; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 291st meeting of the Board of Directors of Telefônica Brasil S.A., held on March 17, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Continuation of Minutes of the 291st MBD of 03.17.16 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director